Exhibit 99.1

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and Chief Executive Officer, (651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports Record 2006 Fiscal Year and Final Fourth Quarter Results

SAINT PAUL, Minn. (January 29, 2007) — Angeion Corporation (NASDAQ: ANGN) today reported final results for its fourth quarter and full-year ended October 31, 2006.

“Angeion Corporation made significant progress in fiscal year 2006,” Rodney A. Young, President and Chief Executive Officer, commented.  “The Company exceeded by a wide margin the majority of the business goals we established at the beginning of the year, including profitability and revenue growth.”

Growth and Progress in 2006

Notable accomplishments in 2006 included the following:

•                  First profitable year since 1999

•                  Five consecutive quarters of profitability

•                  Four consecutive years of double-digit revenue growth

•                  $2.4 million improvement in net income compared to fiscal 2005

Angeion reported revenue of $10.7 million in the fourth quarter of 2006, up 60.9 percent from revenue of $6.7 million in the fourth quarter of 2005.  Net income in the fourth quarter of 2006 was $755,000 or $0.20 per diluted share, compared with net income of $298,000, or $0.08 per diluted share last year.  Results for the fourth quarter of 2005 included a $38,000 loss from discontinued operations.

For the full year ended October 31, 2006, total revenue increased 41.5 percent to $33.7 million from $23.8 million in fiscal 2005.  Net income for fiscal 2006 was $1.4 million, or $0.38 per diluted share, compared with a net loss of $919,000, or $0.25 per diluted share, for fiscal 2005.  Net income for fiscal 2006 included a $171,000 gain from discontinued operations, while the net loss for fiscal 2005 included a $229,000 loss from discontinued operations.

“We increased our MedGraphics cardiorespiratory diagnostic products footprint in the hospital, clinic and physician office markets worldwide.  We strategically dedicated marketing, sales and customer service resources to the rapidly-growing clinical research market, which has the potential to utilize our MedGraphics brand products to validate the safety and efficacy of pharmaceutical and medical device therapies.  Our clinical research efforts resulted in significant business from pharmaceutical partnerships that appreciably contributed to our overall revenue growth and profitability for 2006,” said Young.

“Additionally, in fiscal 2006, we expanded our New Leaf brand’s presence in the health and fitness market in the U.S. and select countries abroad.  We also extended our reach into new markets such as university sports, schools, and firefighter organizations.  We grew participation in New Leaf’s Active Metabolic Training™ by over sixty percent.  In fiscal 2006, we made significant progress in advancing the core technology of our MedGraphics and New Leaf brand products and added new products to our R&D pipeline for 2007 and beyond.  Lastly, this past year we successfully settled the litigation involving the former product liability insurer for Angeion’s legacy implantable cardioverter defibrillator business, ending a distraction and resource drain that began in 2002,” continued Young.

Restated Results for First Three Quarters

On January 8, 2007, Angeion announced that it would restate its previously reported results for the first three quarters of fiscal 2006 to comply with Generally Accepted Accounting Principles, specifically AICPA SOP 90-7, relating to accounting for income taxes and the utilization of pre-emergence bankruptcy net operating losses.    The Company filed these restated results with the Securities and Exchange Commission on January 29, 2007.

Outlook for 2007

“In 2007, we are continuing to aggressively cultivate new customers in all our markets with a focus on continued revenue growth and profitability.  While there may be variations in quarter-to-quarter performance, we remain keenly focused on the same business fundamentals that have driven our success for the past ten quarters.  Based on the opportunities we have identified in 2007, our business plans, partnership discussions  and our scheduled product introductions, we have reason to be optimistic about another successful year,” commented Young.

“Over the past 12-24 months, we have been developing an organizational culture that listens to the marketplace, develops products and programs based on market needs, is responsive to customer requirements, and is driven each day toward delivering shareholder value.  We truly look forward to continuing our success in the coming year,” concluded Young.

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf (www.newleaffitness.com) brand and trade names.  These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness.  The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Our results may differ materially depending on a variety of factors, including:

•                  Our ability to successfully operate our business including our ability to develop, improve, and update our cardiorespiratory diagnostic products,

•                  Our ability to effectively manufacture and ship our products in anticipated required quantities to meet customer demands,

•                  Our ability to successfully defend the Company from product liability claims related to our cardiorespiratory diagnostic products and claims associated with our prior cardiac stimulation products,

•                  Our ability to protect our intellectual property,

•                  Our ability to develop and maintain an effective system of internal controls and procedures and disclosure controls and procedures, and

•                  Our dependence on third-party vendors.

Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2006, and subsequently filed reports.

-- Financials follow --

Angeion Corporation and Subsidiaries

Unaudited Condensed Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended		Year Ended
	October 31,		October 31,
Consolidated Statements of Operations	2006	2005	2006	2005
Revenue	$10,709	$6,654	$33,651	$23,774
Cost of goods sold	5,441	3,225	17,016	12,023
Gross margin	5,268	3,429	16,635	11,751

Operating expenses:
Selling and marketing	2,330	1,883	8,148	7,192
General and administrative	881	465	3,209	2,402
Research and development	680	542	2,367	2,061
Amortization of intangibles	203	202	812	811
	4,094	3,092	14,536	12,466
Operating income (loss)	1,174	337	2,099	(715)
Interest income	31	8	81	34
Income (loss) before income taxes	1,205	345	2,180	(681)
Provision for income taxes	450	9	914	9

Income (loss) from continuing operations	755	336	1,266	(690)
Gain (loss) from discontinued operations	—	(38)	171	(229)
Net income (loss)	$755	$298	$1,437	$(919)

Income (loss) per share –basic
Continuing operations	$0.21	$0.09	$0.35	$(0.19)
Discontinued operations	—	(0.01)	0.05	(0.06)
Net income (loss)	$0.21	$0.08	$0.40	$(0.25)

Income (loss) per share –diluted
Continuing operations	$0.20	$0.09	$0.34	$(0.19)
Discontinued operations	—	(0.01)	0.04	(0.06)
Net income (loss)	$0.20	$0.08	$0.38	$(0.25)

Weighted average common shares outstanding
Basic	3,681	3,609	3,634	3,606
Diluted	3,865	3,632	3,752	3,606

	October 31,	October 31,
Consolidated Balance Sheets	2006	2005
Cash	$4,069	$1,072
Cash restricted for discontinued operations	—	400
Other current assets	12,821	8,535
Equipment, intangible assets and goodwill	4,863	6,861
	$21,753	$16,868

Current liabilities	$6,686	$4,279
Long-term liabilities	757	656
Shareholders’ equity	14,310	11,933
	$21,753	$16,868

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